06013308

OMV Aktiengesellschaft,

Vienna

RECEIVED

2006 MAY 11 A 9:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Invitation to the Annual General Meeting

on May 24, 2006, at 2:00 pm, at the AUSTRIA CENTER VIENNA, in A-1220 Vienna, Bruno-Kreisky-Platz 1

SUPPL

Agenda:

1) Submission of the 2005 Financial Statements of OMV Aktiengesellschaft, the Directors' Report of OMV Aktiengesellschaft, the Consolidated Financial Statements including the Directors' Report of the OMV Group as well as the Report of the Supervisory Board

2) Resolution on the distribution of dividends

3) Resolution on the discharge of the members of the Executive Board and the Supervisory Board for the business year 2005

4) Resolution on the remuneration of the members of the Supervisory Board for the business year 2005

5) Resolution on the authorization of the Executive Board in accordance with Section 65 para 1 no 8 Stock Corporation Act to acquire own bearer shares up to the maximum extent legally permitted, during a period of 18 months from the day of the resolution of the Annual Meeting at a minimum price of EUR 25,00 and a maximum price per share which must not exceed the average un-weighted closing price over the ten preceding trading days by more than 30%. The buy-back may be carried out via the stock exchange or via a tender offer or via any other means legally permissible, at the discretion of the Executive Board.

   The Executive Board is further authorized to

   a) use own shares to serve stock options granted to employees, senior executives and members of the Executive Board of the company or of an affiliated company;
   b) use own shares to serve convertible bonds;
   c) decrease the share capital of the company according to Section 65 para 1 no 8 last sentence in connection with Section 192 of the Stock Corporation Act by withdrawing these own bearer shares with no par value without further shareholders' resolution. The Supervisory Board is authorized to resolve upon the amendments of the Articles of Association required by the withdrawal of shares;
   d) to sell own shares in accordance with Section 65 para 1 lit b Stock Corporation Act any time over the stock exchange or by public offer.

   This authorization replaces the authorization of the last annual general meeting as of May 18, 2005 with regard to the share buy back and use of own shares (item 8 of the agenda). The authorization for the use of own shares does not only apply to newly acquired shares pursuant to this item above, but also to existing own shares held by the company.

6) Appointment of the Chartered Accountants for the business year 2006

PROCESSED

MAY 12 2006

THOMSON FINANCIAL

The german version of the report according to Section 95 para 6 and Section 159 para 2 no 3 of the Austrian Stock Corporation Act will be published together with this invitation in the official Gazette of the Wiener Zeitung and is also made available to the public in the Company's central office.

All shareholders who have deposited their shares at one of the following depositing agencies by the close of business on May 18, 2006 at the latest will be entitled to participate in the Annual General Meeting to exercise their right to vote and to propose motions:

- all main branches of domestic banks
- every notary public and
- the Company

Shareholders are requested to carry out the deposit process via their depositary banks at the depositing agencies.

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The deposit is also deemed to be made in accordance with the rules if the share certificates are put in custody with the approval of a depositing agency at any other *financial institution* until the end of the Annual General Meeting.

The deposit confirmation by the depositing agency will be submitted to the Company either in its original form or as a certified copy no later than one working day after the last day of the depositing term (in advance via fax [no. +43(0)5 0100/916383] or via email [ingrid.lausch@erstebank.at]).

The Company's share capital is divided into 300,000,700 no par value shares. Until the due exchange against corresponding documents for no par value shares, every ATS 100 (one hundred Austrian schillings) face amount of the par value shares in circulation at present shall represent one no par value share. Shares still in circulation with a nominal value of ATS 1,000 will be admitted to the Annual General Meeting until their exchange and will hold their voting right and the profit right, in the course of which every par value share at the nominal value of ATS 1,000 shall represent ten no par value shares.

For the avoidance of further inquiries the depositing agencies are requested to indicate the number of shares and the number of voting rights on the voting cards or the confirmation of depositing in accordance with the above mentioned regulation at the occasion of issuing the voting cards or deposit certificates.

The shareholders will have again the opportunity to exercise their voting rights by an independent representative – namely the Interessenverband für Anleger (IVA), Feldmühlgasse 22, 1130 Vienna, office@iva.or.at, phone: +43-1-876 334 330. For IVA Mr. Michael Knap (michael.knap@iva.or.at) will represent by request all those shareholders, which properly deposited their shares but cannot personally participate in the Annual General Meeting.

Representation is possible in two ways:

a) The shareholder of OMV Aktiengesellschaft authorizes the deposit bank to execute the confirmation of the deposit of his OMV shares for Mr. Michael Knap, as representative, c/o IVA, Feldmühlgasse 22, 1130 Vienna and send the confirmation directly to Mr. Michael Knap. In this case instructions are not possible and Mr. Knap (or his sub-authority) is authorized to exercise the voting right at his own discretion.

b) The shareholder applies for a confirmation of the deposit of his shares at his deposit bank. On this deposit conformation (or on a separate paper) Mr. Knap has to be authorized with the representation in written form. The deposit confirmation including the written authorization has to be sent to Mr. Knap, c/o IVA, Feldmühlgasse 22, 1130 Vienna. Furthermore the shareholder may give Mr. Knap (or his sub-authority) instructions regarding different voting rights. Without instructions Dr. Knap is authorized to exercise the voting right at his own discretion.

The motions due for approval will be published on the company's website (www.omv.com) under „About OMV → Corporate Governance → Shareholders' rights → Annual General Meeting 2006" as soon as the company has notice on it. To ensure that the original deposit confirmation (incl. the authorization) will reach IVA before the Annual General Meeting in time, we kindly ask you to consider the time of the post sending. It is planned to install a separate email address to give the shareholders the possibility to give or to change instructions during the Annual General Meeting. This email address will be announced at OMV's website.

According to Article 23 para 6 of the Articles of Association of the Company, the dividend as resolved by the Annual General Meeeting, shall become payable thirty days after the resolution of the Annual General Meeting, unless differently decided upon. The respective dividend announcement will be made on May 27, 2006.

We kindly request to plan sufficient time considering the expected high number of participants and the nowadays usual security requirements.

Vienna, May 2, 2006

The Executive Board

OMV Aktiengesellschaft

Report as required by § 95 para 6 and § 159 para 2 no. 3 of the Austrian Stock Corporation Act *(Aktiengesetz)*

Stock Options

After obtaining the necessary legal authorization, OMV plans to acquire shares of company stock that will be offered to members of the Executive Board of OMV Aktiengesellschaft and defined senior executives of OMV Aktiengesellschaft and associated companies in the form of stock options as part of a long-term incentive plan (LTI plan).

The stock option plan 2006 is part of this LTI plan, which has the objective of the long-term, substantial participation of the management in the success of the company, in order to orient the management more strongly towards the objectives of the shareholders on the one hand, and to open up the possibility of participating in the success of the company when the stock price increases on the other hand.

The group of participants consists of a maximum of 53 persons.

Precondition for participating is a required investment in OMV shares, which amounts to a maximum of EUR 60,000 for the Executive Board and a maximum of EUR 20,000 for senior executives. An investment in the amount of 25%, 50% or 75% of this value can also be made. The number of shares required for the investment is based on the average closing price of OMV stock at the Vienna Stock Exchange for the month of May 2006 (share price before the registration of the share split in the commercial register).

Each participant will be awarded 20 options for each share of investment according to the corresponding number of shares which entitle to acquire OMV shares or, respectively, to exercise another form as stated below.

The stock options are valid from September 1, 2006 to August 31, 2013. They are subject to a two-year blocking period, which means that they cannot be exercised before September 1, 2008. The exercise windows are those periods, in which the exercise is not forbidden due to the following principles.
Options must not be exercised:

- if the person exercising the option actually is aware of insider information;
- during blocking periods, as set out in the Issuers' Compliance Ordinance (six weeks before scheduled publication of the full year results, three weeks before scheduled publication of a quarterly report or during any blocking periods prescribed in individual cases by the compliance officer);
- if exercise of the options has been prohibited by the Executive Board for a particular period.

The required investment must still exist in order for the participant to exercise the stock options.

The condition for the exercise of the share options is an increase of the price of the OMV share by at least 15% over the average closing price for the period May 20, 2006 to August 20, 2006 at the Vienna Stock Exchange. This is also the exercise price for the stock options.

Types of exercise: purchase of shares, payment of the difference between the exercise price and the current share price either in cash or in shares. Partial exercise is permitted. Except for case of succession, granted share options are non-transferable and may only be personally exercised by the plan participants.

Based on the stock option plans 2000, 2001 and 2002 options in a proportion of 1:10 were granted subject to own investment in the amount of 72,020 shares of senior executives and in the amount of 59,780 shares of members of the Executive Board (Davies 5,950, Langanger 6,050, Peyrer-Heimstätt 8,970, Roiss 14,920, Ruttenstorfer 14,920 and Schenz 8,970), which are entitling them to subscribe to OMV shares after the blocking period and subject to the reaching of the plan threshold.

Based on the stock option plan 2003 options in a proportion of 1:15 were granted subject to own investment in the amount of 19,070 shares of senior executives and 22,400 shares of members of the Executive Board (Davies, Langanger, Roiss, Ruttenstorfer: in each case 5,600) and based on the stock option plan 2004 options on OMV shares in a proportion of 1:15 were granted subject to own investment in the amount of 33,620 shares of senior executives and 15,920 shares of members of

the Executive Board (Davies, Langanger, Roiss, Ruttenstorfer: in each case 3,980); both plans are entitling them to subscribe to OMV shares after the blocking period and subject to the reaching of the plan threshold.

For easier comparability the numbers of the shares of investment relating to the plans 2000 up to 2004 were adapted according to the stock split in 2005 in the ratio of 1:10.

Based on the stock option plan 2005 options in a proportion of 1:20 were granted subject to own investment in the amount of 26,600 shares of senior executives and 9,560 shares of members of the Executive Board (Davies, Langanger, Roiss Ruttenstorfer: in each case 2,390), which are entitling them to subscribe to OMV shares after the blocking period and subject to the reaching of the plan threshold.

Subject to the approval of the stock option plan 2006 the options will be honoured with own shares or – according to a separate authorization by the Annual General Meeting – by acquiring own shares.

Vienna, May 2, 2006

The Supervisory Board
of OMV Aktiengesellschaft

The Executive Board
of OMV Aktiengesellschaft